PRESS RELEASE July 21, 2026
Ericsson announces change to the Executive
Team
•Christophe Van de Weyer, currently Head of Business Unit API at Vonage, to become Head of
Business Area Global Communications Platform and CEO of Vonage
•Niklas Heuveldop to step down on August 15, and remain available up to December 31,
2026, to support orderly and smooth transition to his successor
Ericsson (NASDAQ: ERIC) today announces the appointment of Christophe Van de Weyer as Head of
Business Area Global Communications Platform and CEO of Vonage. He will also become a member of
Ericsson’s Executive Team.
Christophe Van de Weyer joined Vonage in 2025 and has led the company’s efforts to leverage high-
performance, programmable networks and advanced communication capabilities to accelerate the digital transformation of enterprises worldwide, with a particular focus on realizing profitable growth in Communications Platform as a Service (CPaaS) and Network APIs.
Van de Weyer has previously held positions as CEO of Telesign globally, a US-based subsidiary of
Proximus Group, and held several senior leadership positions at Proximus. Before joining Proximus, he spent nearly two decades at global management consulting firm Bain & Company, where he was a partner and held various leadership roles within the firm’s Telecommunications and Technology practice, working with the largest telcos globally.
Börje Ekholm, President and CEO of Ericsson, says: “Christophe brings a deep understanding of the market for communication services and he has done a great job getting the Business Unit API at
Vonage back to growth. I’m happy to welcome him to the Executive Team and to accelerate the turnaround efforts. This is another good example of a well prepared and orderly succession for critical members of the leadership team.”
Christophe Van de Weyer says: “I’m truly excited and deeply grateful for this opportunity. Ericsson and Vonage are at the forefront of network-powered solutions combining AI, data, and API to transform enterprise workflows and deliver superior customer engagement. I’m looking forward to continuing our work and further accelerating our growth momentum alongside the exceptionally talented teams at Vonage and Ericsson.”
Niklas Heuveldop has decided to step down as Head of Business Area Global Communications Platform and CEO of Vonage effective on August 15, 2026. He first joined Ericsson in 1993 and has served on the
Executive Team since 2016. He previously held positions such as Head of Market Area North America,
Chief Strategy Officer, Head of Technology & Emerging Business, as well as Chief Customer Officer.
Heuveldop has held his current position since February 1, 2024.

PRESS RELEASE July 21, 2026
Börje Ekholm, President and CEO, says: “Niklas has contributed immensely to Ericsson’s turnaround journey with his deep knowledge of our industry, outstanding customer focus, business acumen and visionary leadership. During his tenure, Vonage has been restructured and the business refocused, significantly strengthening its performance and restoring growth. Before that Niklas led our significant market share expansion in North America, including the USD 14 billion network transformation deal with
AT&T. I’d like to extend my gratitude to Niklas for all his contributions to Ericsson and I wish him all the best in his future endeavors.”
Niklas Heuveldop comments: “It has been a life changing experience to work at Ericsson for two periods, spanning over three decades, including six overseas assignments, experiencing periods of rapid growth, and multiple turnarounds across all business lines, globally. Ericsson is a fascinating global powerhouse leader and it has been a true privilege to work alongside the most amazing talent in one of the most complex and competitive industries in the world. Vonage’s turn-around continues to gain momentum, growth has been restored, investments peaked and strategy execution is solid. We have an exceptional team ready to continue building on our momentum, and in Christophe we have an incredibly talented and highly appreciated leader that I’m proud to hand over the reins to. Time has come for me to move on and pursue my next challenge.”
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